UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 27, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 20th, 2017

1.                                     Date, Time and Place: Held on December, 20th, 2017, at 8:30am, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

4.                                     Presiding:     Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about (i) the proposal of the Company’s budget for the fiscal year of 2018; and (ii) the proposal of the management global remuneration for the fiscal year of 2018.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance, by unanimous vote and without reservations and/or qualifications, decided:

(i)                                   Budget for 2018

Approve the proposal for the Company’s budget for the fiscal year of 2018, as well as the recommendation to provide, in January 2018, the adjustments on the initial balance and possible tax amendments, which may occur in the fiscal year of 2017.

(ii)                               Management Global Remuneration for 2018

Approve, according to the recommendation of the Remuneration and Personnel Committee, the proposal of the management global remuneration for the fiscal year of 2018, to be submitted to the Annual General Meeting in due time.

1

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all present. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, and Raul Calfat.

São Paulo, December 20th, 2017.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman of the Board of Directors	Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO